================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE TO-C

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                  OF THE SECURITIES AND EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)

                         INTERSTATE HOTELS CORPORATION
                      (Name of Subject Company (Issuer))

                    SHANER HOTEL GROUP LIMITED PARTNERSHIP
                              (potential offeror)
           (Names of Filing Persons (identifying status as offeror,
                           issuer or other person))

                Class A Common Stock, $0.01 par value per share
                        (Title of Class of Securities)

                                   46088R108
                     (CUSIP Number of Class of Securities)

                                Lance T. Shaner
                          303 North Science Park Road
                       State College, Pennsylvania 16803
                                (814) 234-4460
           (Name, address and telephone number of person authorized
                    to receive notices and communications)

                                With a copy to:

                          Leo A. Keevican, Jr., Esq.
                               DKW Law Group, PC
                            USX Tower, 58/th/ Floor
                               600 Grant Street
                        Pittsburgh, Pennsylvania 15219
                                (412) 355-2600
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
       Transaction Valuation*                           Amount of Filing Fee
--------------------------------------------------------------------------------
           Not Applicable                                  Not Applicable
--------------------------------------------------------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.

                      (Continued on the following pages)

================================================================================

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:_______________________
          Form or Registration No:______________________
          Filing Party:_________________________________
          Date Filed:___________________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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--------------------------------------------------------------------------------
THE FOLLOWING PRESS RELEASE AND TEXT OF THE LETTER OF INTENT ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NEITHER THE PRESS RELEASE NOR THE LETTER OF INTENT CONSTITUTES AN OFFER TO PURCHASE SHARES OF INTERSTATE HOTELS CORPORATION OR A SOLICITATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE U.S. SECURITIES
AND EXCHANGE COMMISSION. AT SUCH TIME AS SHANER HOTEL GROUP LIMITED PARTNERSHIP MAY COMMENCE A TENDER OFFER, SHOULD IT DECIDE TO DO SO AT SOME TIME IN THE FUTURE, IT WILL FILE WITH THE SEC A TENDER OFFER STATEMENT. ANY SUCH STATEMENT, AND ANY OTHER OFFER DOCUMENTS INCLUDED WITH THAT STATEMENT, WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF INTERSTATE ARE ADVISED TO CAREFULLY READ ANY SUCH DOCUMENTS, IF AND WHEN THEY MAY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER.

ANY TENDER OFFER STATEMENT, AND ANY OTHER DOCUMENTS INCLUDED WITH THAT STATEMENT, WILL BE MADE AVAILABLE TO SHAREHOLDERS OF INTERSTATE AT NO EXPENSE TO THEM. SHAREHOLDERS OF INTERSTATE MAY OBTAIN A FREE COPY OF ANY SUCH DOCUMENTS, IF AND WHEN THEY MAY BECOME AVAILABLE, AND OTHER DOCUMENTS FILED BY INTERSTATE WITH THE SEC AT THE SEC'S WEBSITE AT http://www.sec.gov. FREE COPIES OF ANY
                                     ------------------
SUCH OFFER DOCUMENTS, IF AND WHEN THEY MAY BECOME AVAILABLE, MAY ALSO BE OBTAINED BY DIRECTING A REQUEST TO SHANER HOTEL GROUP LIMITED PARTNERSHIP, 1965 WADDLE ROAD, STATE COLLEGE, PENNSYLVANIA 16803, 814.234.4460.
--------------------------------------------------------------------------------

     Shaner Hotel Group Limited Partnership issued the following press release on March 12, 2002.

      SHANER HOTEL GROUP SWEETENS TENDER PROPOSAL TO BUY INTERSTATE HOTELS
       Shaner also makes formal request for address list of shareholders

     PITTSBURGH - March 12, 2002 - Shaner Hotel Group, a major Interstate Hotels (NASDAQ: IHCO) shareholder, announced it made an all-cash offer for a controlling stake in Interstate last week. The proposal was delivered March 6 to the Interstate Board of Directors. The deal represents an opportunity for Interstate to immediately benefit from efficiencies gained by combining resources of the two organizations. This transaction is valued at approximately $40 million and stands until Wednesday, March 13 at 5 p.m. (tomorrow). The Interstate Board has not yet commented on the content of Shaner's current proposal.

     Yesterday, Interstate Chairman and CEO Thomas Hewitt received a separate request from Shaner asking for a mailing list of all current stockholders, signaling a move to alert Interstate investors of this important and timely opportunity.

     In its plan to reset the financial course of Interstate, Shaner is prepared to acquire 1,650,000 shares of Class A Common stock at $3 per share and 500,000 shares of Series B Preferred stock at a premium. In connection with the transaction, Interstate will redeem convertible notes in the principal amount of $25 million and all remaining shares of Series B Preferred stock. Shaner already holds 320,000 shares of Interstate's Class A Common.

     Shaner will set aside additional funding for other expenses related to the transaction, such as fees for transitioning contracts.

     "We are sincere and highly committed to our vision for improving Interstate's performance," said Lance Shaner, chairman and chief executive officer of Shaner Hotel Group. "We want to implement our strategy while Interstate is still in a viable position. The time for Shaner and Interstate to join forces is right now."

     On February 13, Interstate Hotels Corporation announced a fourth-quarter loss of $3.1 million and a loss of $8 million for 2001.


Efficiency and Strength with Combined Resources

     The Interstate and Shaner hotel management contracts that would be combined after the deal would represent more than 150 properties and about 32,000 rooms in nearly all 50 states and several international destinations. The inherent synergies and cost savings with the combination of the two companies would touch nearly every aspect of operations.

     Shaner's management team is eager to tackle the challenges of the evolving travel industry, having successfully done so for its own company since 1983. Shaner's proposal calls for a restructuring of Interstate's Board and reduced compensation for executives.

     Shaner has been trying to acquire Interstate since October 2000 when the Interstate Board instead ratified a deal with Lehman Brothers Holdings Inc. In January and February of 2002, Shaner again submitted two separate joint-venture proposals to the Interstate Board with the goal of initiating negotiations and bringing the notion before shareholders. Interstate's board rejected both plans. Today's announcement is Shaner's first all-cash offer since approaching Interstate earlier this year, and reinforces Shaner's goal of making its good intentions known to other shareholders.


About Shaner Hotel Group

The Shaner Hotel Group (SHG), with over $260 million in assets, is a privately held fully integrated hotel company that specializes in the acquisition, refurbishment, repositioning, development and long-term ownership of full-service hotels. SHG also has extensive limited-service and extended-stay experience. The company owns 22 hotels, representing 10 different hotel brands in 15 states. Formed in 1983, SHG is headquartered in State College, Pa.



                                   *   *   *


     The following is the text of the proposal, without exhibits, referred to in the above press release.

                                 March 5, 2002


Board of Directors
of Interstate Hotels Corporation:

Benjamin D. Holloway
John J. Russell, Jr.
Stephen P. Joyce
Karim J. Alibhai
Joseph J. Flannery
Alan J. Kanders
Mahmood J. Khimji
Sherwood M. Weiser
Thomas F. Hewitt
Phillip H. McNeill, Sr.
J. William Richardson

Gentlemen:

     This letter presents the proposal by the Shaner Hotel Group Limited Partnership and affiliates ("SHG") to acquire a significant ownership interest in Interstate Hotels Corporation, a Maryland Corporation ("IHCO"). SHG is prepared to make a formal Tender Offer ( the "Offer") subject to the terms and conditions included in this letter, in compliance with all governing laws, upon acceptance of this proposal by the Board of Directors.

     1.   THE OFFER
          ---------

          A.   Purchase of Class "A"  Common Shares.   SHG will tender for
               ------------------------------------
1,650,000 of the Class "A" common shares of IHCO at a price of $3.00 per share.

          B.   Redemption and Purchase of Series "B" Preferred and Repayment of
               ----------------------------------------------------------------
Convertible Debt.
----------------

          (1) IHCO will redeem 225,000 of the Series "B" preferred shares currently held by IHCO management at $10.00 per share plus accrued dividends;

          (2) SHG will purchase all remaining shares of the Series "B" preferred shares at $10.00 per share subject to IHCO paying all accrued dividends through the purchase date;

          (3) Simultaneously, with the closing of the Series "B" preferred shares, IHCO shall redeem the $25,000,000 convertible debentures plus any accrued interest; and

          (4) SHG/IHCO will set aside an aggregate amount of $2,300,000 (the "Premium Pool") to be used as a premium for the purchase of the Series B preferred shares and the redemption of the convertible debentures. The owners of the Series B preferred shares and the convertible debentures may allocate the Premium Pool. For purposes of our cash flow analysis, we have allocated approximately $1,940,000 of the Premium Pool to IHCO and the balance of the Premium Pool to SHG funds.

          (5) SHG will either loan or cause to be advanced sufficient funds to provide for all costs of the transaction including, but not limited to, termination of existing employment agreements, termination of other operating expenses, absorption of a portion of SHG fees and other similar items.

          C.   Lehman Affiliates.  This proposal is contingent upon the holders
               -----------------
of the Series B preferred shares and the convertible debentures agreeing to the terms of the proposal.

          D.   Corporate Governance Management
               --------------------------------

          (1)  The Board of Directors of IHCO will be requested to:

                    a.   Terminate the Poison Pill provisions; and

                    b.   Elect out of the Maryland Control Share Acquisition
Act.

          E.   Recapitalization.  In connection with the transactions outlined
               ----------------
in this letter, SHG may request shareholder approval of certain changes to the equity structure of IHCO and of the contribution of management contracts to a joint venture with SHG. However, the IHCO Board is not required to address these issues prior to the completion of the transactions outlined in this letter.

          F.   Other Items
               -----------

          (2) To the extent that current IHCO senior and mid level executives are not retained or elect to terminate their employment and the employees are parties to employment agreements, then the agreements will be treated as if a change of control has occurred.

          (3) Upon completion of the transactions outlined in this letter, the current board of directors will resign except for Stephen Joyce the current Class "B" director. SHG will elect the five directors associated with the Series "B" preferred stock and will also nominate directors for the Class "A" common stock which will include two members from management and three independent directors.

          (4) During the first five years, the five most senior executives of SHG will serve in the same capacity at IHCO; provided, however, that the aggregate management salary payable to such executives shall not exceed $800,000, adjusted annually for an inflation factor, and that such executives shall share in a bonus pool equal to 25% of IHCO's EBITDA in excess of $15,000,000.

     2.   DUE DILIGENCE
          -------------

          A.  SHG's Due Diligence of IHCO and Subsidiaries.
              ---------------------------------------------

          (1) Attached as Exhibit "A" is a list of the due diligence items
                          -----------
which, if legal or financial documentation, will be set aside in a room (s) within IHCO's corporate office with secure access to SHG's employees, consultants, legal counsel and accountants. All due diligence will be completed within sixty days of the execution of this Letter Agreement (the "Due Diligence Period").

          (2) In addition, SHG representatives will tour properties that generate 60% of the current gross revenues earned by IHCO, and will meet with the owners of these properties. SHG's management shall request a meeting with executives from Felcor Lodging Trust, Inc., CNL Hospitality and Equity Inns, Inc., to review existing and future business relationships.


     3.   OPERATION OF IHCO
          -----------------

          Upon execution of this letter agreement and until the first to occur of: (i) execution of definitive documents; or (ii) the termination of this letter agreement in accordance with its terms, IHCO shall operate its business in the ordinary course. Without limiting the foregoing, during the Due Diligence Period, IHCO shall not (i) acquire any real estate interests or investments; or (ii) acquire or enter into any management contracts, without first obtaining the written consent of SHG.

     4.   GOOD FAITH DEPOSIT AND EXCLUSIVE NEGOTIATIONS
          ---------------------------------------------

          A.   Good Faith Deposit.  Upon execution of this letter agreement by
               ------------------
IHCO, SHG will deposit with a mutually agreeable financial institution ("Escrow Agent") Five Hundred Thousand Dollars ($500,000) to be held as a good faith deposit (the "Good Faith Deposit") pursuant to the terms of an Escrow Agreement in substantially the form of Exhibit B hereto. If the transaction contemplated
                             ---------
hereby is consummated, the Good Faith Deposit shall be returned to SHG and applied as partial consideration for the shares to be purchased. IHCO shall be entitled to the Good Faith Deposit in the event that SHG does not present definitive documents prior to the end of the Due Diligence Period incorporating the economic terms outlined in Section 1; provided, however, that if during the Due Diligence Period SHG determines that: (i) the book value of the shareholders equity, through unrecorded liabilities, overstated assets or costs of the transaction, is less than $26,000,000, (ii) revenues from existing contracts over the remaining period will be less than $84,000,000, (iii) that IHCO has mispresented any material fact or failed to disclose any material fact in its public filings, (iv) that a material adverse change has occurred since IHCO's most recent Form 10Q or 2001 Form 10K filing, and such information is provided to management in writing, or (v) IHCO is in material default under existing agreements with holders of the Series B preferred shares or the convertible debentures, then SHG shall be entitled to the return of the Good Faith Deposit (a "Release of Escrow Event"). If SHG does present definitive documents prior to the end of the Due Diligence Period but the parties are unable to finalize such documents during the Negotiation Period, the Good Faith Deposit shall be returned to SHG. In the event of a disagreement of the parties concerning the return of the Good Faith Deposit, the issue shall be submitted to binding arbitration pursuant to Section 8 hereof.

          B.   Competing Offers/Due Diligence. Until SHG submits definitive
               ------------------------------
documents, the Board of IHCO may solicit and entertain competing offers from bona fide third parties. In the event the board receives a Competing Offer, which it and the investment advisor deem superior, then IHCO will present that offer to SHG for review. SHG shall have three (3) business days to advise IHCO that it will proceed on the same terms as included in the Competing Offer, or agree to terminate all negotiations with IHCO. In the event that SHG terminates the negotiations due to a Competing Offer, then SHG shall be entitled to the return of the Good Faith Deposit, and a reimbursement of out of pocket expense plus a break-up fee as outlined below.

          C.   Exclusivity Period.  The submission of definitive documents will
               ------------------
entitle SHG to a thirty (30) day period to exclusively negotiate with IHCO (the Exclusivity Period"). At this time, IHCO will terminate all discussions with any third parties relating to any tender offer, sale of contracts or other corporate reorganization, combination or merger. If the board, during the Exclusivity Period, receives an unsolicited Competing Offer, which it deems superior, the same procedures as outlined in paragraph B above shall apply, provided however the break up fee outlined in Section 6 shall be doubled.

     5.   DEFENSIVE MECHANISMS.
          --------------------

          Immediately upon execution of this letter agreement, the Board of Directors of IHCO shall take such action as is necessary to: (i) exempt out of the Maryland Control Share Acquisition Act; and (ii) amend the Shareholder Rights Agreement of IHCO so that SHG is not deemed to be an "Acquiring Person" under such Shareholder Rights Agreement.

     6.   BREAKUP FEE AND REIMBURSEMENT OF COSTS
          --------------------------------------

     In the event the Board presents a Competing Offer to SHG as permitted by
Section 4 and SHG elects to terminate its offer, then SHG shall be entitled to a minimum Breakup Fee of $450,000. Until such Breakup Fee is paid, IHCO may not negotiate with the party submitting the Competing Offer. In addition to the Breakup Fee, SHG shall be entitled to reimbursement of reasonable out of pocket
expenses not to exceed:   $35,000 per week commencing Monday, March 4, 2002 and
continuing each week thereafter. SHG will submit all supporting documentation to IHCO to support the reimbursement. Expenses incurred prior to the week of March 4 shall be excluded from reimbursement.

     7.   STANDSTILL AND CONFIDENTIALITY
          ------------------------------

          A. Until the earlier to occur of: (i) the execution of definitive documents; (ii) SHG's election to terminate its offer in accordance with the terms of this letter agreement; (iii) SHG's decision not to match a Competing Offer in accordance with the terms of this letter agreement, or (iv) June 11, 2002 if definitive documents have not been signed, SHG agrees not to acquire any additional shares of IHCO or to initiate an unsolicited tender offer for the shares of IHCO for a period of two years.

          B. Except as and to the extent required by law, SHG and IHCO shall not disclose or use and shall use their best efforts to cause their representatives not to disclose or use any confidential information with respect to SHG or IHCO furnished by the other party (the "Disclosing Party"),

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in connection with the evaluation by the receiving party (the "Recipient") of the transaction proposed in this letter agreement. This provision shall not prohibit the Recipient from disclosing the confidential information to its advisors, counsel, accountants and potential lenders; provided that such persons are made aware of the obligation of the Recipient hereunder and requested to keep all such information confidential. "Confidential Information" means any information about the Disclosing Party received from the Disclosing Party or the Disclosing Party's representatives or derived from such information; provided, that it does not include information (i) which is generally available to or known by the public other than as a result of improper disclosure by the Recipient, (ii) is obtained by the Recipient from a source other than the Disclosing Party provided that such source was not bound by a duty of confidentiality to the Disclosing Party, or (iii) is known to the Recipient prior to the date of disclosure. If this letter is terminated and definitive documents have not been executed, each party shall promptly return to the other party any confidential information regarding the Disclosing Party in its possession. Notwithstanding the foregoing: (i) it will not be a breach of this Agreement for Recipient to disclose the Confidential Information if compelled to do so under law, in a judicial or other governmental investigation or proceeding; provided, that the Disclosing Party has been given prompt prior written notice and the Recipient cooperates with the Disclosing Party (at the expense of the Disclosing Party) in order to seek all available safeguards against widespread dissemination (including, without limitation, good faith efforts to obtain a protective order satisfactory to the Disclosing Party) prior to such disclosure; and (ii) this provision shall not apply to the extent that such Confidential Information is relevant to litigation between the parties hereto or to any other litigation brought by shareholders of IHCO alleging that the Directors of IHCO did not satisfy their fiduciary duties with respect to consideration of the SHG proposal or any related matter.

     8.   ARBITRATION
          -----------

     If any dispute arising out of this letter agreement cannot be resolved, it shall be settled only by arbitration under the rules of conciliation and arbitration of the American Arbitration Association to be held in the City of Pittsburgh, Pennsylvania, before a panel of three arbitrators; each party shall designate one arbitrator and the third, who shall be chairman, shall be designated by agreement of the two arbitrators chosen by the parties. In the event that the two arbitrators chosen by the parties are unable to agree on the selection of the third arbitrator within 60 days, such arbitrator shall be designated by the American Arbitration Association. Demand for arbitration shall be made in writing and shall be served upon the other party in person or by registered mail. A registered letter will suffice for valid submission to arbitration, an agreement of submission to arbitration prior thereto not being necessary. Judgment upon the award rendered may be entered into any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award or order of enforcement, as the case may be.

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     9.   LEGAL EFFECT
          ------------

     The proposal set forth in this letter agreement shall continue in effect only until 5:00 p.m. on March 13, 2002 unless accepted by IHCO by execution hereof prior to 5:00 p.m., on March 13, 2002. Of course, I continue to be available to speak to the Board members and would like to meet with the Board to answer any questions. If definitive documents are not signed by June 11, 2002, or if this proposal is not extended, the proposal as set forth in this letter agreement shall terminate and the parties hereto shall have no rights, duties or liabilities hereunder from and after that date; provided, however, that the obligations under Sections 4, 5, 6, 7B and 8 shall survive the termination of this letter agreement. If the proposal set forth above is acceptable, please execute and return the enclosed copy of this letter.


                              Very truly yours,

                              SHANER HOTEL GROUP LIMITED
                              PARTNERSHIP
                              By:   SHANER OPERATING CORP.,
                                    its General Partner

                              By: /s/ Lance T. Shaner
                                  --------------------------
                              Title: Chairman and CEO



Accepted and agreed to
this ___ day of March, 2002.


INTERSTATE HOTEL CORPORATION

By:______________________
Title:___________________